Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

	Full Year					9 months ended September 29, 2006
	2001	2002	2003	2004	2005
Fixed charges
Gross Interest Expense	$48,147	$53,926	$59,049	$54,984	$44,933	$53,920
Interest Element of Rental Expense	6,342	8,960	9,460	9,672	10,744	7,413

Total Fixed Charges	$54,489	$62,886	$68,509	$64,656	$55,677	$61,333

Earnings Available for
Fixed Charges:
Earnings before (a) income taxes, and (b) accounting changes and reduction of income tax	$476,264	$657,468	$797,035	$1,057,717	$1,234,442	$1,023,529
reserves related to previously discontinued operation.
Add fixed charges	54,489	62,886	68,509	64,656	55,677	61,333

Total Earnings available for fixed charges	$530,753	$720,354	$865,544	$1,122,373	$1,290,119	$1,084,862

Ratio of earnings to fixed charges	9.7	11.5	12.6	17.4	23.2	17.7

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to discontinued operations, plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.